UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEUROBO PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R 107
(CUSIP Number)

David Zagore

Jonathan Pavony

Squire Patton Boggs (US) LLP

2550 M Street, N.W.

Washington, DC 20037

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 4,335,800
OWNED BY EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,335,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,335,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (Based upon 22,285,492 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2021)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund No. 6
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,121,190
OWNED BY EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,121,190
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,121,190
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (Based upon 22,285,492 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2021)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The E&Healthcare Investment Fund No. 7
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,864,799
OWNED BY EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,864,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (Based upon 22,285,492 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2021)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E&Investment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 7,321,789
OWNED BY EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 7,321,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,321,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (Based upon 22,285,492 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2021)
14	TYPE OF REPORTING PERSON* OO

CUSIP: 64132R 107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Na Yeon Kim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 7,321,789
OWNED BY EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 7,321,789
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,321,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% (Based upon 22,285,492 shares issued and outstanding as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2021)
14	TYPE OF REPORTING PERSON* IN

CUSIP: 64132R 107

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by The E&Healthcare Investment Fund II (“Fund II”), The E&Healthcare Investment Fund No. 6 (“Fund 6”), The E&Healthcare Investment Fund No. 7 (“Fund 7”), E&Investment, Inc (“GP”), and Na Yeon Kim (collectively, the “Reporting Persons”)with respect to the common stock, par value $0.001 per share (“Common Stock”) of NeuroBo Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2020 (the “Original Schedule 13D”), and subsequently amended on March 15, 2021 (“Amendment No. 1” and together with the Original Schedule 13D and Amendment No. 2, the “Schedule 13D”).Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 1.

.

Item 4. Purpose of Transaction.

This Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Fund II, Fund 6 and Fund 7 (collectively, the “E&H Entities”) initially entered into a Voting Agreement, dated March 9, 2021 (the “Original Voting Agreement”) with Dong-A ST Co., Ltd., a corporation organized under the laws of the Republic of Korea (“Dong-A”, and together with the E&H Entities, the “Stockholders”). On August 27, 2021, the E&H Entities and Dong-A entered into the Amended and Restated Voting Agreement (the “A&R Voting Agreement”) that amended the Original Voting Agreement to: (a) eliminate any obligation of the Stockholders to vote in favor of (i) the other Stockholder’s directors at the Issuers’ 2022 annual meeting of stockholders, (ii) any proposal submitted to the Issuer’s stockholders in connection with a transaction that was approved by the Issuer’s Board of Directors providing for the contribution by Dong-A of the DA Products (a “Proposed Transaction”) and (iii) any proposal submitted to the Issuer’s stockholders providing for the declassification of the Issuer’s Board of Directors; (b) eliminate the contractual restrictions of the Stockholders on transfers of or granting proxies on their respective shares of Common Stock; (c) modify the terms of the Put Right (as defined in the A&R Voting Agreement) to be exercisable upon the earlier of either six months after the closing of a Proposed Transaction or December 31, 2022, provided that the E&H Entities do not at the time have the right to require the Company to file a resale registration statement or are otherwise able to sell their shares of Common Stock without volume limitations under Rule 144 of the Securities Act of 1933, as amended; and (d) remove the right of each Stockholder to terminate the A&R Voting Agreement upon 30 days prior written notice.

The foregoing summary of the A&R Voting Agreement does not purport to be a complete description of the terms and conditions of such agreement, and such description is qualified in its entirety by reference to the full text of the A&R Voting Agreement, a copy of which is attached hereto as Exhibit C, and is incorporated herein by reference.

The Reporting Persons intend to review its investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to its investment in the Issuer as they deem appropriate, which include, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into shares of Common Stock, or are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) in the open market, in privately negotiated transactions, from the Issuer or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of the form of Schedule 13D.

Except as set forth above, previously reported and except in Ms. Kim’s capacity as a director of the Issuer and as set forth herein, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of the form of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is incorporated by reference to amend and supplement the information in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

C

Amended and Restated Voting Agreement, dated as of August 27, 2021, by and among Dong-A ST Co., Ltd., The E&Healthcare Investment Fund II, The E&Healthcare Investment Fund No. 6 and The E&Healthcare Investment Fund No. 7

CUSIP: 64132R 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2021

The E&Healthcare Investment Fund II By: E&Investment, Inc., its general partner By: /s/Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

The E&Healthcare Investment Fund No. 6 By: E&Investment, Inc., its general partner By: /s/Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

The E&Healthcare Investment Fund No. 7 By: E&Investment, Inc., its general partner By: /s/Na Yeon Kim Name: Na Yeon Kim Title: Representative Director

E&Investment, Inc. By: /s/Na Yeon Kim Name: Na Yeon Kim Title: Chief Executive Officer

By: /s/Na Yeon Kim Name: Na Yeon Kim